Exhibit 99

CCI Appoints New CTO

Thursday March 13, 1:10 pm ET

- Zachary Bluestein founder of www.bluezonics.com appointed Chief Technical Officer of CCI

- Bluezonics.com to market CCI's (800) service

- Bluezonics.com and www.ccius.net web site to unite for product distribution and marketing

ELIZABETHTOWN, Ky., March 13 /PRNewswire-FirstCall/ -- Effective today Competitive Companies, Inc. CCI, Symbol (OTC Bulletin Board: CCOP - News) appoints Zachary Bluestein founder of bluezonics.com as Chief Technical Officer of the company.

Mr. Bluestein founder of bluezonics.com brings tremendous marketing talent to the company which will allow mass marketing of its (800) service nationwide. The (800) service will be sold for $5.95 per month and $.05 per minute. Existing companies with (800) service now can simply call the company @ (800) 340-1999 to switch and keep their present number and receive the highly popular discounted rates.

Bluezonics.com has received 1.5 MM visits to its web site in the past 4 months. This type of market penetration along with its deep discounts for electronic equipment reaching 50% of the "BIG BOX" stores will greatly enhance CCI's market penetration and take them out of only servicing large apartment complexes. The company expects continued grown in the number of visitors to the company's web sites as well as product sales. CCI will have a mirrored site of bluezonics.com as well as its own specialized telecommunications portal for the distribution of its communications services.

Mr. Bluestein will immediately begin the marketing program for CCI and lead the company into its next growth cycle. Additional products and services will be immediately expanded through its networking and internet marketing sites. Continued deep discounts are to be the cornerstone of this marketing edge for the company as it follows the philosophy of "We are the Future of Electronics Retail" that has built bluezonics.com.

The addition of the new web site development of www.ccius.net will immediately turn the company into a profit mode. We will continue the deep discount delivery program that has already been in place, while delivering additional communications services outside of our traditional apartment complex business.

Forward-Looking Statements:

This press release contains statements that are "forward-looking" and are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and federal securities laws. Generally, the words "expect," "intend," "estimate," "will" and similar expressions identify forward-looking statements. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward- looking statements. Statements in this press release regarding the Company's business or proposed business, which are not historical facts, are "forward- looking" statements that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including wo! rds to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made.